As Filed with the Securities and Exchange Commission on February 12, 1999
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                        Under the Securities Act of 1934

                            (Amendment No.   1  )*
                                           -----

                        AMERICAN CAPITAL STRATEGIES, LTD.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   024937 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |  Rule 13d-1(b)

| |  Rule 13d-1(c)

|X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No. 024937 10 4                                               SCHEDULE 13G
          -----------

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON:
       Malon Wilkus.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
       Withheld.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States of America
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER:
                                 828,567
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER:
   BENEFICIALLY OWNED            0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER:
           WITH                  828,567
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       828,567
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                                             | |
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.5%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON:
       IN
--------------------------------------------------------------------------------

                               Page 2 of 4 Pages

CUSIP No. 024937 10 4                                               SCHEDULE 13G
          -----------


                         Amendment No. 1 to Schedule 13G

         The Schedule 13G, dated February 13, 1998, of Malon Wilkus (the "Reporting Person") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13G. This Amendment No. 1 to Schedule 13G should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13G.


Item 4.  Ownership.

         Item 4 of the Schedule 13G is revised and amended and is restated as follows:

         The aggregate number and percentage of outstanding shares of common stock, par value $.01 per share, of American Capital Strategies, Ltd. (the "Shares") beneficially owned by the Reporting Person are set forth below.

                  (a) Amount Beneficially Owned:                     828,567

                  (b) Percent of Class:                                  7.5%

                  (c) Number of Shares to which such person has:

                      (i)   sole power to vote or direct the vote:   828,567

                      (ii)  shared power to vote or direct the vote:       0

                      (iii) sole power to dispose or to direct the
                            disposition of:                          828,567

                      (iv)  shared power to dispose or to direct
                            the disposition of:                            0

                               Page 3 of 4 Pages

CUSIP No. 024937 10 4                                               SCHEDULE 13G
          -----------


                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                            /s/  Malon Wilkus
                                            ---------------------
                                            Malon Wilkus


                               Page 4 of 4 Pages